ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 28, 2019	Abigail S. Jeck T +1 617 854 2621 abigail.jeck@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Premier Multi-Series VIT (Registration Nos. 333-182079 and 811-22712)

Ladies and Gentlemen:

On behalf of Premier Multi-Series VIT, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 16 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for the sole series of the Trust: RCM Dynamic Multi-Asset Plus VIT Portfolio;

2.	The Statement of Additional Information of the Trust; and

3.	Exhibits.

The Amendment is being submitted in connection with the Trust’s annual update to its Registration Statement for its sole existing series. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-854-2621) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Abigail S. Jeck

Abigail S. Jeck, Esq.

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
George B. Raine, Esq.